UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1998
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                        THE GMAC MORTGAGE CORPORATION
                            SAVINGS INCENTIVE PLAN
                     -----------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                100 Renaissance Center
                                                Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 1998 and 1997 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1998 and 1997      5
         Notes to Financial Statements ...........................      6
         Supplemental schedules at December 31, 1998
             and for the year then ended:
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1998..........................      25
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1998.........................      27


(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................      28



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE CORPORATION
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                    (Name of Plan)



Date     June 23, 1999                By
         -------------
                                               /s/Dennis W. Sheehan
                                               -----------------------------
                                               (Dennis W. Sheehan,
                                                Managing Director and
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Trustees and Participants of
The GMAC Mortgage Corporation Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits included in the financial statements and the statements of changes in net assets available for benefits included in the notes to the financial statements is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
May 21, 1999

             THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1998 and 1997.


                                            1998            1997
                                         -----------   -----------
Investments:
  Fidelity Growth & Income Fund         $39,461,334    $26,091,988
  Fidelity Magellan Fund                 19,516,469     10,840,157
  Fidelity Managed Income Fund           19,448,903     17,561,281
  Fidelity Contrafund                    16,814,738     10,051,039
  Fidelity Asset Manager Fund            11,087,508      8,358,365
  Fidelity Retirement Government Money
    Market Fund                           7,119,306      3,025,022
  Fidelity Overseas Fund                  3,115,533      2,070,312
  Fidelity OTC Portfolio Fund             2,939,290        962,804
  Fidelity Puritan Fund                   1,724,204        602,710
  Fidelity Small Cap Stock Fund           1,735,418      1,074,633
  Fidelity Ginnie Mae Fund                1,685,173      1,075,610
  Fidelity Freedom Income Fund              245,235          5,339
  Fidelity Freedom 2000 Fund                350,264         30,584
  Fidelity Freedom 2010 Fund                958,607        147,950
  Fidelity Freedom 2020 Fund                824,053        255,749
  Fidelity Freedom 2030 Fund              1,003,177        326,766
  General Motors Unitized Stock Fund 31,010,764 21,738,980 First Union Financial Corp.
    Common Stock                          1,436,030      1,828,832
  Raytheon Class A Stock Fund             1,025,514      1,119,985
Loans Receivable                          4,410,987      3,661,406
                                         ----------    -----------
TOTAL INVESTMENTS                       165,912,507    110,829,512
Dividends Receivable                              -         11,359
                                        -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS      $165,912,507   $110,840,871
                                        ===========    ===========

See Notes to Financial Statements.

             THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR
                ENDED DECEMBER 31, 1998 and 1997.

                                             1998         1997
                                          -----------  -----------
Interest and dividends                     $8,287,865   $5,966,572
                                          -----------  -----------
Net appreciation in the fair
   value of investments                    18,039,486   10,696,223
                                          -----------  -----------
Contributions:
   Employee                                16,762,249    9,614,224
   Employer                                 7,509,976    4,864,570
                                          -----------  -----------
Total contributions                        24,272,225   14,478,794
                                          -----------  -----------
Distributions to participants              (7,793,345)  (4,858,024)
Transfer from Wells Fargo                   6,472,238            -
                                          -----------  -----------
Rollovers                                   5,793,167    4,169,378
                                          -----------  -----------
Increase in net assets available
   for benefits during the year            55,071,636   30,452,943
Net assets available for benefits
   at beginning of year                   110,840,871   80,387,928
                                          -----------  -----------
Net assets available for benefits
   at end of year                        $165,912,507 $110,840,871
                                          ===========  ===========

See Notes to Financial Statements.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

      The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan was amended and restated effective January 1, 1998, primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

         GMAC Mortgage Corporation of PA ("GMAC Mortgage") GMAC Residential Funding Corporation ("GMAC-RFC") GMAC Commercial Mortgage Corporation ("GMAC Commercial Mortgage")





THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

Acquisitions by the Company and subsidiaries affecting the Plan:


                        Acquisition    Acquisition    # of           Type of                         Plan Year
Entity Acquired            Date           Type        Employees      Transfer (1,2)   Amount (3)     Affected (4)
------------------------------------------------------------------------------------------------------------------
                                                                                                       1998
GMAC Mortgage
  Wells Fargo Company   06/01/1998     Net Assets          350       Trust to Trust   $6,472,000
  Better Homes &
   Gardens Real Estate
   Services Company     07/01/1998     Net Assets          130       Rollover
  Argonaut Relocation
   Services Company     10/01/1998     Net Assets          120       Rollover

GMAC-RFC
  Main America Capital
   Company              06/05/1998     Net Assets           16       Rollover

GMAC Commercial Mortgage
  McCracken Financial
   Services             06/01/1998     Net Assets           44       Rollover

GMAC Mortgage                                                                                           1999
  Carlson Real Estate
   Company (6)          12/03/1998     Stock               230       Trust to Trust      637,000
  Norwood Real Estate
   Company (6)                         Net Assets
  Landry, Lyons & Whyte
   Company (6)                         Net Assets
  Morrell & Associates
   Company              12/14/1998     Stock                38       Trust to Trust      195,000
  DiTech Funding Corp.  04/01/1999     Net Assets          638            (5)

GMAC-RFC
  Capstead, Inc.        12/31/1998     Net Assets          291       Rollover
  Triad Financial
   Services, Inc.       03/01/1999     Net Assets          218       Rollover
  American Financial
   Consultants LLC      05/01/1999     Net Assets           64       Rollover

GMAC Commercial Mortgage
  Newman and Associates
   Company              07/01/1998     Stock                60       Trust to Trust      926,000

See Notes on next page.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

Notes:

      (1) Trust to Trust transfers involve mapping the funds from the former entity's plan to the Company's current plan. Funds are directly transferred from the former entity's trustee to the Company's trustee.
      (2) Rollovers afford the former entity's plan participants the opportunity to roll their funds into the Company's Plan. Participants are eligible to rollover to the Company's Plan as of the entity's acquisition date.

      In all types of transfers, employees of the former entity are vested in accordance with the Plan's vesting schedule and their original dates of hire, except where noted.

      (3) Approximate amount of assets to be transferred in a Trust to Trust transfer is noted above. No amount is disclosed for Rollovers as participants are not required to roll funds over to the Plan.
      (4) Acquisitions affecting the 1998 plan year are included in the current year activity noted within the statement of changes of net assets available for benefits.
      (5) Prior to their acquisition by the Company, DiTech Funding Corporation employees did not participate in a 401(k) plan. Upon acquisition, employees of the former DiTech Funding Corporation were eligible for participation in the Company's Plan. Employees will be vested in accordance with the Plan's vesting schedule and their original dates of hire.
      (6) Former employees of Carlson Real Estate Company, Norwood Real Estate Company and Landry, Lyons & Whyte Company are vested in accordance with their former plan's vesting schedule and their original dates of hire.

      The Plan is sponsored and administered by the Company. At December 31, 1998 and 1997, all assets were held in trust at Fidelity Management Trust Company, Inc.

      A general description of the Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the plan are prepared on the accrual method of
      accounting.   The  significant   accounting   policies   followed  in  the
      preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price. Participant loans are valued at cost, which approximates fair value.

      . Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Balances in the loan fund are carried at the principal balance outstanding.

      .  Distributions are recorded when paid.

      . The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.    CONTRIBUTIONS TO THE PLAN

      Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 12% of compensation (subject to a limit of $10,000 and $9,500 for the years ended December 31, 1999 and 1997, respectively). The Employee contribution limitation is evaluated annually to determine if an adjustment for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). Effective July 1, 1997, the contribution level was increased from 9% to 12%. The Company will match an Employee's contribution in cash up to 6% of compensation, to an annual limit of $3,000. Employer contributions are made to the General Motors Unitized Stock Fund. Based on the Employee's election, employee contributions can be directed to any of several investment funds or options (see Note 7). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments daily.

4.    VESTING

      Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

      While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

5.    DISTRIBUTIONS

      Participants may withdraw their vested assets at any time after termination of employment. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.    FORFEITURES

      Participant   forfeitures  are  utilized  to  reduce  subsequent   Company
      contributions.   Upon   termination,   the   nonvested   portion   of  the
      participant's Matching Account is forfeited.

7.    INVESTMENT FUNDS OR OPTIONS

      Participants can direct the Plan Trustee to make investments of Employee contributions in the Investment Options described below:

      Fidelity Growth & Income Fund - The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities.

      Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies.

      Fidelity Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks and other approved financial institutions.

      Fidelity Contrafund - The fund seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

      Fidelity Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

      Fidelity Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or
      instrumentalities,   and  in   repurchase   agreements   secured   by  the
      obligations.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      Fidelity Overseas Fund - The fund seeks long-term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

      Fidelity OTC Portfolio Fund - The fund seeks capital appreciation by investing mainly in equity securities traded on the over-the-counter market.

      Fidelity Puritan Fund - The fund seeks high income with preservation of capital and the potential for growth of capital. It invests in a broadly diversified portfolio of high-yielding equity and debt securities.

      Fidelity Small Cap Stock Fund - The fund seeks capital appreciation by investing mainly in equity securities of companies with small market capitalization believed to be undervalued compared to others in their industry. The fund may also invest in all types of equity securities and may invest a portion of its assets in the stock of companies with larger capitalization.

      Fidelity Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Government National Mortgage Association (Ginnie
      Mae) securities and other securities that are guaranteed by the full faith and credit of the U.S. Government and private issuers. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

      Fidelity Freedom Funds - These funds provide investment diversity based on the projected years to retirement. A participant can choose the fund tailored to their retirement specification. These funds eliminate the need for the investor to determine the asset allocation. Five Fidelity Freedom Funds are included in the plan. Fidelity Freedom Income Fund, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, and Fidelity Freedom 2030.

      General Motors Unitized Stock Fund - The objective is to provide a General Motors Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. During 1998 and 1997, contributions to each participant's Matching Account are invested in the GM Unitized Stock Fund.

     First Union Financial Corp. Common Stock (formerly CoreStates Financial Corp. Common Stock) - The option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in 1986). Activity is limited to the reinvestment of earnings and participant distributions.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      Raytheon Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of $1-2/3 par and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ratio for units was based on the number of units held in the Plan. Such exchange was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

      This exchange required the addition of Raytheon Common Stock Fund which will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held will be invested in an income fund investment option prior to allocation to participant's accounts.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      The number of participants in each Investment Fund or Option as of December 31, 1998 and 1997 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                             1998        1997
      ------                                             ----        ----

      Fidelity Growth & Income Fund                    3,509       2,551
      Fidelity Magellan Fund                           2,698       1,772
      Fidelity Managed Income Fund                     1,372       1,391
      Fidelity Contrafund                              2,128       1,564
      Fidelity Asset Manager Fund                      1,330       1,192
      Fidelity Retirement Government
        Money Market Fund                              3,472         687
      Fidelity Overseas Fund                             963         706
      Fidelity OTC Portfolio Fund                        702         316
      Fidelity Puritan Fund                              633         230
      Fidelity Small Cap Stock Fund                      683         325
      Fidelity Ginnie Mae Fund                           488         324
      Fidelity Freedom Income Fund                        39           7
      Fidelity Freedom 2000 Fund                          69           7
      Fidelity Freedom 2010 Fund                         191          34
      Fidelity Freedom 2020 Fund                         230          44
      Fidelity Freedom 2030 Fund                         255          47
      GM Unitized Stock Fund                           4,874       3,471
      First Union Financial Corp. Common Stock            22          23
      Raytheon Common Stock Fund                       2,889       3,425

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      The number of units credited to participants, including non-vested, and the net asset value (NAV) of each unit at December 31, 1998 and 1997 are as follows:

                                         1998                1997
                                  Number     NAV Per     Number   NAV Per
                                 of Units     Unit      of Units   Unit
                                 --------    -------    --------  -------

      Investment

      Fidelity Growth & Income
         Fund                      860,849  $45.840       684,829 $38.100

      Fidelity Magellan Fund       161,533  120.820       113,784  95.270

      Fidelity Managed Income
         Fund                   19,448,903    1.000    17,561,281   1.000

      Fidelity Contrafund          296,086   56.790       215,549  46.630

      Fidelity Asset Manager
         Fund                      637,580   17.390       455,497  18.350

      Fidelity Retirement Gov't
         Money Market Fund       7,119,306    1.000     3,024,042   1.000

      Fidelity Overseas Fund        86,591   35.980        63,624  32.540

      Fidelity OTC Portfolio Fund   67,369   43.630        28,783  33.450

      Fidelity Puritan Fund         85,910   20.070        31,100  19.380

      Fidelity Small Cap Stock
          Fund                     122,299   14.190        67,460  15.930

      Fidelity Ginnie Mae Fund     154,745   10.890        98,770  10.890

      Fidelity Freedom Income
      Fund                          21,935   11.180           503  10.620

      Fidelity Freedom 2000 Fund    28,407   12.330         2,721  11.240

      Fidelity Freedom 2010 Fund    72,076   13.300        12,656  11.690

      Fidelity Freedom 2020 Fund    59,072   13.950        21,437  11.930

      Fidelity Freedom 2030 Fund    72,223   13.890        27,253  11.990

      GM Unitized Stock Fund     2,003,279   15.480     1,705,018  12.750

      First Union Financial Corp.
         Common Stock               23,614   60.810        22,718  80.500

      Raytheon Common Stock Fund    93,912   10.920       107,691  10.400

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

8.    LOANS RECEIVABLE FROM PARTICIPANTS

      Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1998, there were approximately $2,746,000 and $1,949,000 of new borrowings and principal repayments, respectively. At December 31, 1998, there were 818 loans outstanding with an average balance and interest rate of $5,392 and 9.76%, respectively. At December 31, 1997, there were 667 loans outstanding with an average balance and interest rate of $5,489 and 9.51%, respectively.

      Two of the  employees  of the Company who serves on the Pension  Committee
      also  have  outstanding   loans   receivable.   Loan  activity  for  these
      individuals for the years ended December 31, 1998 and 1997 is as follows:

                                             1998          1997
                                             ----          ----

         New Loans                         $31,000      $24,000
         Principal Repayments               43,274       10,294
         Average Balance at December 31     16,165        8,026
         Average Rate                       9.875%        9.667%

9.    TAX STATUS

      The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Temporary employees do not normally qualify for benefits due to the expected tenure of their employment. However, from 1993 to 1996, certain temporary employees qualified for Plan benefits as a result of working in excess of 1,000 hours for the eligibility computation period. Due to an administrative error, these employees were not given the opportunity to participate in the Plan. As a result, the Company has filed for relief with the IRS under the Standardized Voluntary Compliance Resolution Procedure ("SVP") and will make contributions required to obtain relief under SVP. The Company has developed an estimate of the potential additional contributions which are not material to the Plan.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

10.   RELATED PARTY TRANSACTIONS

      Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $247,000 and $167,000 during the years ended December 31, 1998 and 1997, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

      The Plan has  invested  in  common  stock of  General  Motors  Corporation
      ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1998 and 1997, the Plan had the following GM stock transactions:

                                                1998         1997
                                                ----         ----

         Total dollar amount of purchases  $11,460,372   $6,022,831
         Total dollar amount of sales        7,578,507    3,311,504


11.    SCHEDULE OF INVESTMENTS EXCEEDING 5% OF NET ASSETS

                                    Description                                  Market
      Identity of Issue             of Investment              Cost              Value

      Fidelity Management Trust Company, Inc.

         Growth and Income Fund     Growth and Income Fund  $27,784,482       $39,461,334
         Magellan Fund              Growth Fund              14,774,346        19,516,469
         Managed Income Fund        Stable Value Fund        19,448,903        19,448,903
         Contrafund                 Growth Fund              13,514,533        16,814,738
         Asset Manager Fund         Asset Allocation Fund    10,819,024        11,087,508
         General Motors Unitized
           Stock Fund               Common Stock Fund        21,317,889        31,010,764






12.  STATEMENT OF CHANGES IN NET ASSETS BY FUND THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                                  FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                        FIDELITY                     FIDELITY                FIDELITY
                                                        GROWTH &      FIDELITY       MANAGED                  ASSET
                                                         INCOME       MAGELLAN       INCOME      FIDELITY    MANAGER
                                             TOTALS       FUND          FUND          FUND      CONTRAFUND    FUND
                                          -----------  -----------   ----------    ---------    ----------  -----------
Interest and dividends                     $8,287,865   $2,135,093      $857,760   $1,104,871    $1,269,112   $1,996,661
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation (depreciation)
    in fair value of investments           18,039,486    6,067,278     3,595,268            -     2,437,099     (517,370)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions:
   Employee                                16,762,249    4,149,019     2,578,584      974,700     2,409,525    1,025,085
   Employer                                 7,509,976      (10,805)      (21,732)      (1,459)      (10,239)        (296)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                        24,272,225    4,138,214     2,556,852      973,241     2,399,286    1,024,789
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants              (7,793,345)  (1,580,723)     (670,546)  (1,078,507)     (588,128)    (425,558)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfer from Wells Fargo                   6,472,238    1,580,339             -       45,065             -    1,080,728
Rollovers                                   5,793,167    1,269,294     1,231,935      147,355       607,141      160,442
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options                  -     (240,149)    1,105,043      695,597       639,189     (590,549)
                                          -----------  -----------   -----------  -----------   -----------   ----------

Increase (decrease) in net assets
   available for benefits
   during the year                         55,071,636   13,369,346     8,676,312    1,887,622     6,763,699    2,729,143
Net assets available for benefits
   at beginning of year                   110,840,871   26,091,988    10,840,157   17,561,281    10,051,039    8,358,365
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                        $165,912,507  $39,461,334   $19,516,469  $19,448,903   $16,814,738  $11,087,508
                                          ===========  ===========   ===========  ===========   ===========   ==========





                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                            FOR THE YEAR ENDED DECEMBER 31, 1998 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                  FIDELITY
                                        GOVERNMENT   FIDELITY         OTC          FIDELITY     FIDELITY         FIDELITY
                                       MONEY MARKET  OVERSEAS       PORTFOLIO      PURITAN      SMALL CAP       GINNIE MAE
                                          FUND         FUND           FUND           FUND       STOCK FUND         FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends                    $237,167       $70,785      $143,511       $134,891        $67,979        $91,631
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation (depreciation)
    in fair value of investments                 -       185,983       495,938         49,386       (212,779)        (2,496)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions:
   Employee                                941,055       723,211       490,354        359,620        591,645        272,063
   Employer                                 44,029          (443)           (1)          (909)           (45)          (221)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        985,084       722,768       490,353        358,711        591,600        271,842
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants             (433,464)     (157,533)      (68,527)       (61,996)      (107,735)      (265,313)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Transfer from Wells Fargo                1,639,312       224,426       561,757              -              -        164,495
Rollovers                                  543,270        90,222       192,166        363,124        221,991        178,626
                                       -----------   -----------   -----------    -----------    -----------    -----------

Transfers among investment options       1,122,915       (91,430)      161,288        277,378         99,729        170,778
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   available for benefits
   during the year                       4,094,284     1,045,221     1,976,486      1,121,494        660,785        609,563
Net assets available for benefits
   at beginning of year                  3,025,022     2,070,312       962,804        602,710      1,074,633      1,075,610
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                       $7,119,306    $3,115,533    $2,939,290     $1,724,204     $1,735,418     $1,685,173
                                       ===========   ===========   ===========    ===========    ===========    ===========





                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                            FOR THE YEAR ENDED DECEMBER 31, 1998 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY      FIDELITY      FIDELITY      FIDELITY       FIDELITY     GENERAL MOTORS
                                         FREEDOM      FREEDOM       FREEDOM       FREEDOM        FREEDOM         UNITIZED
                                       INCOME FUND    2000 FUND     2010 FUND     2020 FUND      2030 FUND      STOCK FUND
                                       -----------   ----------    ------------  -------------  ------------  ------------

Interest and dividends                      $6,722       $12,776       $39,394        $29,599        $37,418       $18,422
                                       -----------   -----------   -----------    -----------    -----------   -----------
Net appreciation (depreciation)
    in fair value of investments             4,182        11,245        54,498         80,217         93,823     5,389,919
                                       -----------   -----------   -----------    -----------    -----------   -----------
Contributions:
   Employee                                 31,499        52,715       192,683        200,035        184,975       928,023
   Employer                                      -             -             -              -             32     7,519,167
                                       -----------   -----------   -----------    -----------    -----------   -----------
Total contributions                         31,499        52,715       192,683        200,035        185,007     8,447,190
                                       -----------   -----------   -----------    -----------    -----------   -----------
Distributions to participants                 (196)       (3,639)       (4,588)       (47,938)       (10,067)   (1,267,987)
                                       -----------   -----------   -----------    -----------    -----------   -----------
Transfer from Wells Fargo                   37,347       109,901       213,945              -        267,980             -
Rollovers                                      217        49,559       188,478        134,997        145,197       267,500
                                       -----------   -----------   -----------    -----------    -----------   -----------
Transfers among investment options
                                           160,125        87,123       129,247        171,394        (42,947)   (3,583,260)
                                       -----------   -----------   -----------    -----------    -----------   -----------
Increase (decrease) in net assets
   available for benefits
   during the year                         239,896       319,680       810,657        568,304        676,411     9,271,784
Net assets available for benefits
   at beginning of year                      5,339        30,584       147,950        255,749        326,766    21,738,980
                                       -----------   -----------   -----------    -----------    -----------   -----------
Net assets available for benefits
   at end of year                         $245,235      $350,264      $958,607       $824,053     $1,003,177   $31,010,764
                                       ===========   ===========   ===========    ===========    ===========   ===========





                      THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                        FOR THE YEAR ENDED DECEMBER 31, 1998 - Concluded

                                               SUPPLEMENTAL INFORMATION
                                       ---------------------------------------

                                       FIRST UNION    RAYTHEON
                                         COMMON        COMMON         LOAN
                                         STOCK       STOCK FUND       FUND
                                       -----------   ----------    -----------

Interest and dividends                     $37,073            $-           $-
                                       -----------   -----------    ---------
Net appreciation (depreciation)
    in fair value of investments           245,244        62,051            -
                                       -----------   -----------    ---------
Contributions:
   Employee                                      -        (3,672)     661,130
   Employer                                      -        (7,102)           -
                                       -----------   -----------    ---------
Total contributions                              -       (10,774)     661,130
                                       -----------   -----------    ---------
Distributions to participants             (506,214)      (56,194)    (458,492)
                                       -----------   -----------    ---------

Transfer from Wells Fargo                        -             -      546,943
Rollovers                                        -         1,653            -
                                       -----------   -----------    ---------

   Transfers among investment options     (180,264)      (91,207)           -
                                       -----------   -----------    ---------
Increase (decrease) in net assets
   available for benefits
   during the year                        (404,161)      (94,471)     749,581
Net assets available for benefits
   at beginning of year                  1,840,191     1,119,985    3,661,406
                                       -----------   -----------    ---------
Net assets available for benefits
   at end of year                       $1,436,030    $1,025,514   $4,410,987
                                       ===========   ===========    =========




                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                                  FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                        FIDELITY                     FIDELITY                FIDELITY
                                                        GROWTH &      FIDELITY       MANAGED                  ASSET
                                                         INCOME       MAGELLAN       INCOME      FIDELITY    MANAGER
                                             TOTALS       FUND          FUND          FUND      CONTRAFUND    FUND
                                          -----------  -----------   ----------    ---------    ----------  -----------
Interest and dividends                     $5,966,572   $1,160,779      $652,471   $1,034,472      $930,676     $719,781
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation (depreciation)
    in fair value of investments           10,696,223    4,485,669     1,317,802            -       717,186      756,637
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions:
   Employee                                 9,614,224    2,579,554     1,410,965      983,608     1,620,209      781,427
   Employer                                 4,864,570       (6,681)       (4,474)      46,846       (10,028)      (1,810)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                        14,478,794    2,572,873     1,406,491    1,030,454     1,610,181      779,617
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants              (4,858,024)  (1,303,469)     (352,246)  (1,138,535)     (272,026)    (260,457)
                                          -----------  -----------   -----------  -----------   -----------   ----------

Rollovers                                   4,169,378    1,018,674       682,010      348,947       478,825      399,031
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options                  -      921,834       179,977   (2,262,742)      550,409     (299,411)
                                          -----------  -----------   -----------  -----------   -----------   ----------

Increase (decrease) in net assets
   available for benefits
   during the year                         30,452,943    8,856,360     3,886,505     (987,404)    4,015,251    2,095,198
Net assets available for benefits
   at beginning of year                    80,387,928   17,235,628     6,953,652   18,548,685     6,035,788    6,263,167
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                        $110,840,871  $26,091,988   $10,840,157  $17,561,281   $10,051,039   $8,358,365
                                          ===========  ===========   ===========  ===========   ===========   ==========





                                                  THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                                FOR THE YEAR ENDED DECEMBER 31, 1997 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                  FIDELITY
                                        GOVERNMENT   FIDELITY         OTC          FIDELITY     FIDELITY         FIDELITY
                                       MONEY MARKET  OVERSEAS       PORTFOLIO      PURITAN      SMALL CAP       GINNIE MAE
                                          FUND         FUND           FUND           FUND       STOCK FUND         FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends                    $127,265       $97,894       $59,376        $43,636        $68,085        $49,370
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation (depreciation)
    in fair value of investments                 -        36,279       (57,364)        34,507         42,224         14,367
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions:
   Employee                                597,257       411,629       153,737         85,525        143,215        156,843
   Employer                                (18,315)       (1,477)            -              -          1,233              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        578,942       410,152       153,737         85,525        144,448        156,843
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants             (267,870)      (77,136)       (4,321)        (4,876)       (11,581)       (15,931)
                                       -----------   -----------   -----------    -----------    -----------    -----------

Rollovers                                  145,042       239,035       145,590         71,863        205,463        140,582
                                       -----------   -----------   -----------    -----------    -----------    -----------

Transfers among investment options         381,031       270,196       665,786        372,055        625,994        263,789
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   available for benefits
   during the year                         964,410       976,420       962,804        602,710      1,074,633        609,020
Net assets available for benefits
   at beginning of year                  2,060,612     1,093,892             -              -              -        466,590
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                        3,025,022     2,070,312       962,804        602,710      1,074,633      1,075,610
                                       ===========   ===========   ===========    ===========    ===========    ===========






                                                  THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                                                       FOR THE YEAR ENDED DECEMBER 31, 1997 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       ------------------------------------------------------------------------------------
                                        FIDELITY      FIDELITY      FIDELITY      FIDELITY       FIDELITY   GENERAL MOTORS
                                         FREEDOM      FREEDOM       FREEDOM       FREEDOM        FREEDOM       UNITIZED
                                       INCOME FUND    2000 FUND     2010 FUND     2020 FUND      2030 FUND    STOCK FUND
                                       -----------   ----------    ------------  -------------  ------------  ------------
Interest and dividends                         $85        $1,000        $5,011         $8,692        $10,544     $657,431
                                       -----------   -----------   -----------    -----------    -----------  -----------
Net appreciation (depreciation)
    in fair value of investments               (46)          248        (1,831)        (4,314)        (4,142)   3,012,202
                                       -----------   -----------   -----------    -----------    -----------  -----------
Contributions:
   Employee                                    704         6,850        22,038         23,824         30,915      605,924
   Employer                                      -             -             -              -              -    4,859,276
                                       -----------   -----------   -----------    -----------    -----------  -----------
Total contributions                            704         6,850        22,038         23,824         30,915    5,465,200
                                       -----------   -----------   -----------    -----------    -----------  -----------
Distributions to participants                    -             -             -              -           (111)    (820,979)
                                       -----------   -----------   -----------    -----------    -----------  -----------

Rollovers                                    1,530             -        16,096              -        145,283      131,407
                                       -----------   -----------   -----------    -----------    -----------  -----------
Transfers among investment options           3,066        22,486       106,636        227,547        144,277   (4,105,319)
                                       -----------   -----------   -----------    -----------    -----------  -----------
Increase (decrease) in net assets
   available for benefits
   during the year                           5,339        30,584       147,950        255,749        326,766    4,339,942
Net assets available for benefits
   at beginning of year                          -             -             -              -              -   17,399,038
                                       -----------   -----------   -----------    -----------    -----------  -----------
Net assets available for benefits
   at end of year                           $5,339       $30,584      $147,950       $255,749       $326,766  $21,738,980
                                       ===========   ===========   ===========    ===========    ===========  ===========



                     THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
                     FOR THE YEAR ENDED DECEMBER 31, 1997 - Concluded

                                               SUPPLEMENTAL INFORMATION
                                       ---------------------------------------
                                       FIRST UNION
                                        FINANCIAL     RAYTHEON
                                           CORP.       COMMON         LOAN
                                       COMMON STOCK  STOCK FUND       FUND
                                       -----------   ----------    -----------

Interest and dividends                     $45,251            $-     $294,753
                                       -----------   -----------    ---------
Net appreciation (depreciation)
    in fair value of investments           667,075      (320,276)           -
                                       -----------   -----------    ---------
Contributions:
   Employee                                      -             -            -
   Employer                                      -             -            -
                                       -----------   -----------    ---------
Total contributions                              -             -            -
                                       -----------   -----------    ---------
Distributions to participants              (42,740)            -     (285,746)
                                       -----------   -----------    ---------

Rollovers                                        -             -            -
                                       -----------   -----------    ---------

   Transfers among investment options     (123,270)    1,440,261      615,398
                                       -----------   -----------    ---------
Increase (decrease) in net assets
   available for benefits
   during the year                         546,316     1,119,985      624,405
Net assets available for benefits
   at beginning of year                  1,293,875             -    3,037,001
                                       -----------   -----------    ---------
Net assets available for benefits
   at end of year                       $1,840,191    $1,119,985   $3,661,406
                                       ===========   ===========    =========



















                                     - 24 -


              THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

            Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                                                  Current
  Identity of Issue                       Description                                  Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------
                                          Participant Loans (Interest rates from
                                            7.5% to 11%)                           $4,410,987    $4,410,987
Fidelity Management Trust Company, Inc.
Growth and Income Fund (2)                Growth & Income Fund                     27,784,481    39,461,334

Fidelity Management Trust Company, Inc.
Magellan Fund (2)                         Growth Fund                              14,774,346    19,516,469

Fidelity Management Trust Company, Inc.
Managed Income Fund (2)                   Stable Value Fund                        19,448,903    19,448,903

Fidelity Management Trust Company, Inc.
Contrafund (2)                            Growth Fund                              13,514,533    16,814,738

Fidelity Management Trust Company, Inc.
Asset Manager Fund (2)                    Asset Allocation Fund                    10,819,024    11,087,508

Fidelity Management Trust Company, Inc.
Retirement Government Money Market Fund   Money Market Fund                         7,119,306     7,119,306

Fidelity Management Trust Company, Inc.
Overseas Fund                             International Growth Fund                 2,937,264     3,115,533

Fidelity Management Trust Company, Inc.
OTC Portfolio Fund                        Growth Fund                               2,485,303     2,939,290

Fidelity Management Trust Company, Inc.
Puritan Fund                              Balanced Fund                             1,661,446     1,724,204

Fidelity Management Trust Company, Inc.
Small Cap Stock Fund                      Growth Fund                               1,879,837     1,735,418

Fidelity Management Trust Company, Inc.
Ginnie Mae Fund                           Income Fund                               1,671,761     1,685,173






                                                          -25 -

                                   THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                           Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1998
                                                                                                 Current
  Identity of Issue                       Description                                  Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------

Fidelity Management Trust Company, Inc.
Freedom Income Fund                       Asset Allocation                            240,803       245,235

Freedom 2000 Fund                         Asset Allocation                            342,580       350,264

Freedom 2010 Fund                         Asset Allocation                            908,796       958,607

Freedom 2020 Fund                         Asset Allocation                            757,281       824,053

Freedom 2030 Fund                         Asset Allocation                            928,937     1,003,177

Fidelity Management Trust Company, Inc.
General Motors Unitized Stock Fund (1)(2) Common Stock Fund                        21,317,889    31,010,764

First Union Financial Corp.
Common Stock                              Common Stock                                253,559     1,436,030

Raytheon Corp.
Raytheon Class A Common Stock Fund (1)    Common Stock Fund                           923,208     1,025,514
                                                                                   ----------    ----------
                                          TOTAL                                  $134,180,244  $165,912,507
                                                                                  ===========   ===========
(1) Party-in-interest
(2) Individual investment represents 5% or more of the Plan's net assets.





                                        THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                            Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1998


                                                      Total                   Total                   Market
                                          Total       Dollar      Total       Dollar      Historical  Value at
                                          Number of   Value of    Number of   Value of    Cost        Date of
Identity of Party      Description        Purchases   Purchases   Sales       Sales       of Asset    Transaction Net Gain
--------------------   ------------------ ---------   ---------   --------    ---------   ----------  ----------- ---------

                                              SERIES REPORTABLE TRANSACTIONS

Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund     240   $8,544,792          -            -  $8,544,792  $8,544,792          -
Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund       -            -        222   $6,657,170   6,657,170   6,657,170          -
Fidelity Mgmt. Trust
  Company. Inc.        Growth & Income Fund    252   13,068,919          -            -  13,068,919  13,068,919          -
Fidelity Mgmt. Trust
  Company. Inc.        Growth & Income Fund      -            -        236    5,766,850   4,452,928   5,766,850  1,313,922
Fidelity Mgmt. Trust
  Company. Inc.        Magellan Fund           249    7,744,350          -            -   7,744,350   7,744,350          -
Fidelity Mgmt. Trust
  Company. Inc.        Contrafund              248    6,656,521          -            -   6,656,521   6,656,521          -
General Motors Corp.   General Motors Unitized
                         Stock Fund            250   11,460,372          -            -  11,460,372  11,460,372          -
General Motors Corp.   General Motors Unitized
                         Stock Fund              -            -        250    7,578,507   5,936,782   7,578,507  1,641,725
Fidelity Mgmt. Trust
  Company. Inc.        Retirement
                       Government Money
                       Market Fund             241    7,340,517          -            -   7,340,517   7,340,517          -










                                                             - 27 -